[redacted]

10026406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warren D. Nadel & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Walnut Road
(No. and Street)

Glen Cove (City) NY (State) 11542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797-2921 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-2A-

OATH OR AFFIRMATION

I, Warren D. Nadel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren D. Nadel & Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

AMY L. TABOR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01TA5034628
QUALIFED IN NASSAU COUNTY
COMMISSION EXPIRES OCT. 17, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

We have audited the accompanying statement of financial condition of Warren D. Nadel & Company (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Woodbury, New York
February 24, 2010

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$93,518
Due from clearing brokers (Note 1)	42,706
Deposit with clearing broker	25,000
Prepaid pension costs	87,364
Loan receivable - stockholder (Note 4)	32,944
Secured demand note receivable, collateralized (Note 2 and 10)	185,000
Other assets	17,240
Total assets	$483,772

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$116,305
Commitments and contingencies (Notes 3, 6, 7 and 8)	
Subordinated borrowings (Note 2 and 10)	185,000

Stockholders' Equity (Notes 6 and 8)

Common stock, $.01 par value - 100,000 shares authorized, 54,442 shares issued and outstanding	544
Additional paid-in capital	50,135
Retained earnings	23,887
Accumulated other comprehensive gain	107,901
Total stockholders' equity	182,467
Total liabilities and stockholders' equity	$483,772

See accompanying summary of business and
significant accounting policies and notes to financial statements.

Business

Warren D. Nadel & Company (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Cash and Cash Equivalents

The Company considers as cash and cash equivalents highly liquid debt instruments with original maturities of three months or less and money market funds.

Income Taxes

The Company is an S corporation for both federal and New York State ("NYS") income tax purposes and, as such, income or loss flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for federal and NYS income taxes.

Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions. The adoption of FIN 48 did not have an effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2006.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Developments

On January 1, 2008, the Company adopted the methods of fair value as described in, SFAS 157, now codified as 820, "Fair Value", to value those financial assets and liabilities that are reported or disclosed at fair value. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels.

Subsequent Events

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through February 24, 2010, the date the financial statements were available to be issued. Refer to Note 10.

NOTE 1 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company has clearing agreements with two brokerage firms to carry its accounts. The clearing brokers have custody of some of the Company's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to the clearing brokers and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing brokers.

The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody. It is the Company's policy to review, as necessary, the credit standing of the two brokerage firms.

NOTE 2 - SUBORDINATED BORROWINGS

Borrowings under a subordinated loan from a related party were $85,000 at December 31, 2009. These borrowings are noninterest-bearing and mature on January 31, 2010. The subordinated loan is covered by an agreement approved by the Financial Regulatory Authority ("FINRA") and the National Futures Association and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule and Commodity Futures Trading Commission's minimum financial requirements. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. In conjunction with this borrowing, the Company was issued an $85,000 secured demand note collateralized by securities with a market value of $228,389 as of December 31, 2009.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies premises under a lease agreement with an entity controlled by the Company's president and majority stockholder through December 31, 2018.

The future minimum lease payments required under the lease are approximately:

Year ended December 31,	
2010	$ 110,700
2011	110,700
2012	110,700
2013	110,700
Thereafter	553,500
	$996,300

A related entity which is registered with the SEC as an investment advisor acts as an investment manager on a discretionary basis and trades primarily in equity securities and options for a select group of customer accounts whose accounts are carried on the books of another broker-dealer on a full disclosure basis. This group of accounts are customers of the Company. The Company received no commissions from the investment advisor for 2009, and no operating expense reimbursements.

NOTE 4 - LOAN RECEIVABLE - STOCKHOLDER

The Company's principal stockholder has an outstanding noninterest bearing loan balance of $32,944 as of December 31, 2009. The loan consists of a monthly variable payment with no fixed maturity at the present time.

NOTE 5 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum regulatory net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $45,000, whichever is greater. At December 31, 2009, the Company had regulatory net capital and regulatory net capital requirements of $128,914 and $45,000, respectively. The Company's net capital ratio was 1.7 to 1.

NOTE 6 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 7 - DEFINED BENEFIT PENSION PLAN

In 2005, the Company implemented a defined benefit pension plan ("Plan") covering certain employees with at least two years of service, but excluding all highly compensated employees other than owner/employees and their spouses. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. As of January 1, 2009, the plan has been frozen.

The following sets forth certain information requiring disclosure under FASB 158 as of and for the year ending December 31, 2009 are:

Benefit obligation	$	1,192,164
Fair value of plan assets		1,279,528
Funded status of the plan	$	87,364
Employer contributions paid in 2009	$	-
Accumulated benefit obligation	$	1,192,164
Benefits paid in 2009		None
Prepaid pension benefits	$	87,364
Accumulated other comprehensive gain – unrecognized net gain	$	107,901
Pension income included in the determination of net loss for the year ended December 31, 2009	$	4,925

Estimated benefits expected to be paid in each of the next five fiscal years:

2010	$	-
2011	$	-
2012	$	-
2013	$	-
2014	$	-

Contributions expected to be paid to the plan during the next fiscal year beginning after December 31, 2009	$	-
Assumed discount rate		6%
Rates of compensation increase		3%
Expected long-term rate of return on plan assets		6%
Mortality table – 1994 Group Annuity Unisex Mortality Table (94 GAR)		
Measurement date used to determine pension benefit measurements		December 31, 2009
Amounts in AOCI expected to be recognized in net periodic benefit cost over the year ending December 31, 2010:	$	-

Percentage of the fair value of total plan assets for each major category of plan assets:

	%
Cash and cash equivalents	41.33
Common stocks	6.33
Preferred Stock	52.34
	100.00

Investment policy:

The Plan's investment policy is to invest primarily in securities that will preserve capital and provide an orderly and predictable rate of return over the Plan's time

horizons. This strategy is designed to enable the Plan to accumulate funds that will be adequate to secure expected retirement benefits for current participants, while limiting the potential for larger year-to-year fluctuations in the amounts contributed.

Long-term rate of return-on-assets assumption:

This assumption is 6% per annum. The rate was selected since it is an appropriate estimate of the annual rate of return that has historically been achieved by a conservative funding program invested primarily in fixed income investments.

NOTE 8 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Company contributions vest equally at a rate of 20% a year, starting in the second year of service.

NOTE 9 - SUBSEQUENT EVENTS

The Company received approval from FINRA and the National Futures Association for an additional $100,000 of borrowings under subordinated loans from related parties as of January 14, 2010. These borrowings are noninterest bearing and mature on January 31, 2013. As of January 14, 2010, the subordinated loan will be available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule and Commodity Futures Trading Commission's minimum financial requirements. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. In conjunction with this borrowing, the Company issued a $100,000 secured demand note collateralized by securities with a fair value of $148,084 as of December 31, 2009.

In February 2010, the Company was notified of two matters and potential legal proceedings covering a client claim and a regulatory issue that arose in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

WARREN D. NADEL & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

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